

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 8, 2009

John D. Buchanan
Senior Vice President,
General Counsel and Corporate Secretary
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

> **Re: Regions Financial Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 4, 2009**
> **and Documents Incorporated by Reference**
> **File No. 333-159353**

Dear Mr. Buchanan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-4/A filed June 4, 2009

General

1.   We note your response to comment 11 in our letter dated June 1, 2009. In your response, you state that if the Exchange Offer is fully subscribed, you believe that it will fulfill your remaining capital requirement under the SCAP. The disclosure in the "Recent Developments" section, however, does not include this statement. Please revise the "Recent Developments" section, and throughout the prospectus as appropriate, to clarify this point.

Non-GAAP Financial Measures, page 20

2.   We have reviewed your response and revised disclosures to comment 7 in our
        letter dated June 1, 2009. Since tangible common equity is considered an
        internally derived non-GAAP measure and the measure is not codified by your
        banking regulators, please revise to specifically disclose the fact that other entities
        may calculate this non-GAAP measure differently than your disclosed calculation.

Exhibit 8.2

3.   It appears that the tax opinion of Alston & Bird LLP, which the company
        incorporates by reference, was filed on April 30, 2007, not April 27, 2007. Please
        revise accordingly.

Form 10-K for Fiscal Year Ended December 31, 2008

General

4.   We have reviewed your response and proposed disclosure to comment 2 in our
        letter dated May 20, 2009. Paragraph 28 of SFAS 142 lists the various factors
        that should be considered when determining whether goodwill of a reporting unit
        should be tested for impairment between annual tests. In your proposed
        disclosure you list several of these factors and state that as there had been no
        significant changes since the year-end evaluation you concluded that goodwill
        was not impaired. Your conclusion, that goodwill was not impaired, suggests that
        you performed the two-step impairment test discussed in paragraphs 19-22 of
        SFAS 142. Therefore, please revise your proposed future filing disclosure to
        state, if true, that based on your evaluation of the indicators of impairment, you
        concluded that quantitative testing of each reporting unit was not required as of
        the interim reporting date.

5.   We have reviewed your response and proposed disclosure to comment 3 in our
        letter dated May 20, 2009. Please address the following:

        a. Please revise your proposed future filing disclosure to disclose the specific
            discount rate used in determining the fair value of your preferred stock.

        b. Please tell us how you determined it was appropriate to use the yield to
            maturity on your outstanding debt instrument with the longest dated maturity
            given the fact that you believe the preferred stock will most likely be
            redeemed five years from the valuation date.

        c. We note that your credit ratings have been downgraded over the last year.
            However, you used an outstanding debt instrument that was issued more than

a year ago as your benchmark for determining fair value of the preferred stock. Please tell us how you considered your current cost of capital (i.e. the cost to you today) in determining the fair value of your preferred stock.

Form 10-Q for Fiscal Quarter Ended March 31, 2009 and
Form 8-K filed May 7, 2009

General

6.   We have reviewed your response and proposed disclosures to comment 4 in our letter dated May 20, 2009. It does not appear that your response addresses the use of the non-GAAP measures "average tangible common equity" or "return on average tangible common equity." To the extent that you disclose the non-GAAP measures "average tangible common equity" or "return on average tangible common equity" in future filings, please revise to present the information required by Item 10(e) of Regulation S-K and/or the information required by Regulation G, as applicable.

7.   Further, since tangible common equity is considered an internally derived non-GAAP measure and the measure is not codified by your banking regulators, please revise your future filings to specifically disclose the fact that other entities may calculate this non-GAAP measure differently than your disclosed calculation.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2009

Exhibit 32

8.   We note your response to comment 29 in our letter dated June 1, 2009. Pursuant to Exchange Act Rule 13a-14(b), each periodic report containing financial statements filed by an issuer pursuant to Section 13(a) of the Exchange Act must be accompanied by the certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) and such certifications must be furnished as an exhibit to such report as specified in the applicable exhibit requirements for such report. Pursuant to Exchange Act Rule 12b-15, an amendment to any report required to be accompanied by the certifications as specified in Rule 13a-14(b) must be accompanied by new certifications by each principal executive and principal financial officer of the registrant. The company's amended Quarterly Report on Form 10-Q filed on May 13, 2009 was not accompanied by new certifications. Please file an amendment to the Form 10-Q that includes all required certifications.

<u>Form 8-K filed May 27, 2009</u>

9.   We note your response to comment 27 in our letter dated June 1, 2009. It appears that counsel only addresses the accuracy of the disclosure in the relevant filings in the tax opinions filed as exhibits to the Form 8-K dated May 27, 2009. In order to support the tax matters and consequences to shareholders as described in the relevant filings, counsel must opine on the tax consequences, not the manner in which they are described in the prospectus. Therefore, we reissue the comment.

                    *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-2572 or Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or Justin Dobbie, Attorney-Adviser, at (202) 551-3469 with any other questions.

                                                        Sincerely,

                                                        Todd K. Schiffman
                                                        Assistant Director

cc: By fax (212) 558-3588
        Alan Sinsheimer
        Andrew Soussloff
        Sullivan & Cromwell LLP

        By fax (205) 264-0875
        Irene M. Esteves
        Regions Financial Corporation